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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 7)*

                                   Akorn, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   009728 10 6
                         -------------------------------

                                 (CUSIP Number)


John N. Kapoor                             Copy to:    Christopher R. Manning
EJ Financial Enterprises, Inc.                         Burke, Warren, MacKay
225 E. Deerpath, Suite 250                             & Serritella, P.C
Lake Forest, IL  60045                                 330 N. Wabash, 22nd Floor
                                                       Chicago, IL  60611
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2000
                        ---------------------------------

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously field a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SECTION.240.13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 2 of 9 PAGES
          ------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     John N. Kapoor Trust, dtd 9/20/89
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)      /X/
                                                                   (b)      / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
Number Of                              7.   SOLE VOTING POWER
Shares
Beneficially                                839,500 (But see Items 2 and 5)
Owned by                                    ------------------------------------
Each                                   8.   SHARED VOTING POWER
Reporting
Person                                      -0-(But see Items 2 and 5)
With                                        ------------------------------------
                                       9.   SOLE DISPOSITIVE POWER

                                            839,500 (But see Items 2 and 5)
                                            ------------------------------------
                                       10.  SHARED DISPOSITIVE POWER

                                            -0-(But see Items 2 and 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     839,500 (But see Items 2 and 5)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           / /
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     00
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 3 of 9 PAGES
          ------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     John N. Kapoor
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)      /X/
                                                                   (b)      / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
Number Of                              7.   SOLE VOTING POWER
Shares
Beneficially                                4,387,938 (But see Items 2 and 5)
Owned by                                    ------------------------------------
Each                                   8.   SHARED VOTING POWER
Reporting
Person                                      -0- (But see Items 2 and 5)
With                                        ------------------------------------
                                       9.   SOLE DISPOSITIVE POWER

                                            4,387,938 (But see Items 2 and 5)
                                            ------------------------------------
                                       10.  SHARED DISPOSITIVE POWER

                                            -0-(But see items 2 and 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,387,938 (But see Items 2 and 5)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           /X/
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 4 of 9 PAGES
          ------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     EJ Financial Investment VIII, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)      /x/
                                                                   (b)      / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
Number Of                              7.   SOLE VOTING POWER
Shares
Beneficially                                2,000,000 (But see Items 2 and 5)
Owned by                                    ------------------------------------
Each                                   8.   SHARED VOTING POWER
Reporting
Person                                      -0- (But see Items 2 and 5)
With                                        ------------------------------------
                                       9.   SOLE DISPOSITIVE POWER

                                            2,000,000 (But see Items 2 and 5)
                                            ------------------------------------
                                       10.  SHARED DISPOSITIVE POWER

                                            -0- (But see Items 2 and 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000 (But see Items 2 and 5)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           / /
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 5 of 9 PAGES
          ------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Editha A. Kapoor
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)      /x/
                                                                   (b)      / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------

Number Of                              7.   SOLE VOTING POWER
Shares
Beneficially                                63,600 (But see Items 2 and 5)
Owned by                                    ------------------------------------
Each                                   8.   SHARED VOTING POWER
Reporting
Person                                      -0- (But see Items 2 and 5)
With                                        ------------------------------------
                                       9.   SOLE DISPOSITIVE POWER

                                            63,600 (But see Items 2 and 5)
                                            ------------------------------------
                                       10.  SHARED DISPOSITIVE POWER

                                            -0- (But see Items 2 and 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,600 (But see Items 2 and 5)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           / /
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .3% (But see Items 2 and 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 6 of 9 PAGES
          ------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     EJ Financial/Akorn Management, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)      /x/
                                                                   (b)      / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
Number Of                              7.   SOLE VOTING POWER
Shares
Beneficially                                1,395,000 (But see Items 2 and 5)
Owned by                                    ------------------------------------
Each                                   8.   SHARED VOTING POWER
Reporting
Person                                      -0- (But see Items 2 and 5)
With                                        ------------------------------------
                                       9.   SOLE DISPOSITIVE POWER

                                            1,395,000 (But see Items 2 and 5)
                                            ------------------------------------
                                       10.  SHARED DISPOSITIVE POWER

                                            -0- (But see Items 2 and 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,395,000 (But see Items 2 and 5)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           / /
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2% (But see Items 2 and 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 7 of 9 PAGES
          ------------


Item 1    SECURITY AND ISSUER. This Amendment No. 7 (the "Amendment") to
          Schedule 13D relates to the common stock, no par value ("Akorn Common Stock") of Akorn, Inc., a Louisiana corporation ("Akorn") with principal executive offices at 2500 Millbrook Drive, Buffalo Grove, Illinois 60089, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. This Amendment is filed jointly by the John N. Kapoor Trust, dated 9/20/89 (the "Trust"), of which John N. Kapoor is Trustee and sole beneficiary, John N. Kapoor, Editha Kapoor, wife of John N. Kapoor, EJ Financial Investment VIII, L.P., a Delaware limited partnership ("EJ VIII"), of which John N. Kapoor is managing general partner and Editha Kapoor is the other general partner and EJ Financial/Akorn Management, L.P., a Delaware limited partnership ("EJ/Akorn") of which John N. Kapoor is managing general partner and Editha Kapoor is the other general partner.

Item 2    IDENTITY AND BACKGROUND. The Trust is an Illinois trust of which John
          N. Kapoor is the Trustee and sole beneficiary. EJ VIII and EJ/Akorn are each Delaware limited partnerships. The Trust, EJ VIII and EJ/Akorn were each formed to hold investments. The address of the Trust's, EJ VIII's and EJ/Akorn's principal offices are each at 225 East Deerpath Rd., Suite 250, Lake Forest, Illinois 60045. John N. Kapoor and Editha Kapoor are each citizens of the United States. At the present time, John N. Kapoor is President and Chairman of the Board of Directors of EJ Financial Enterprises Inc., a Delaware corporation ("EJ"), 225 East Deerpath, Suite 250, Lake Forest, Illinois 60045. At the present time, Editha Kapoor is an officer of EJ. During the last five years, neither the Trust, John N. Kapoor, Editha Kapoor, EJ VIII nor EJ/Akorn: (i) have been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors, or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. On November 30, 2000 the Trust transferred 1,395,000 shares of Akorn Common Stock to EJ/Akorn in exchange for 1,000 general partnership units and 141,370 limited partnership units in EJ/Akorn.

Item 4 PURPOSE OF TRANSACTION. The shares of Akorn Common Stock transferred by the Trust to EJ/Akorn have been under the voting and disposition power of John N. Kapoor as trustee of the Trust and will continue to be under the voting and disposition power of John N. Kapoor as Managing General Partner of EJ/Akorn. The shares of Akorn Common Stock have been and continue to be held for investment purposes and the transfer of shares of Akorn Common Stock from the Trust to EJ/Akorn was undertaken as part of a restructuring of Dr. Kapoor's securities holdings. EJ/Akorn has acquired the shares of Akorn Common Stock as an investment and intends to continue to review Akorn's business affairs and general economic and industry conditions. Based on such review, EJ/Akorn will, on an ongoing basis, evaluate various alternative courses of action including additional capital investments in Akorn. Alternatively, EJ/Akorn may sell all or a portion of its holdings in Akorn in the open market, subject to the requirements of Rule 144 or as otherwise permitted.

Item 5    INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of the date hereof, (i) the Trust owns 839,500 shares of Akorn Common Stock representing 4.4% of the issued and outstanding shares of Akorn Common Stock,; (ii) John N. Kapoor beneficially owns (A) presently exercisable options to purchase 133,438 shares (the "Option Shares") of Akorn Common Stock representing .7% of the issued and outstanding shares of Akorn Common Stock, (B) 20,000 shares of Akorn Common Stock representing .1% of the issued and outstanding shares of Akorn Common Stock, (C) 839,500 shares of Akorn Common Stock representing 4.4% of the issued and outstanding shares of Akorn Common Stock through the Trust, of which he is sole Trustee, (D) 2,000,000 shares of Akorn Common Stock, representing 10.4% of the issued and outstanding shares of Akorn Common Stock in his capacity as Managing General Partner of EJ VIII; and (E) 1,395,000 shares of Akorn Common Stock, representing 7.2% of the issued and outstanding shares of Akorn Common Stock in his capacity as Managing General Partner of EJ/Akorn; (iii) Editha Kapoor beneficially owns 63,600 shares of Akorn Common Stock representing
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 8 of 9 PAGES
          ------------


                    .3% of the issued and outstanding shares of Akorn Common Stock in her capacity as Trustee of four trusts established for the benefit of the children of John Kapoor and Editha Kapoor (the "Chidrens' Trusts"); (iv) EJ VIII owns 2,000,000 shares of Akorn Common Stock representing 10.4% of the issued and outstanding shares of Akorn Common Stock; and (v) EJ/Akorn owns 1,395,000 shares of Akorn Common Stock representing 7.2% of the issued and outstanding shares of Akorn Common Stock.

               (b) The Trust, acting through its trustee, has sole voting and dispositive power over 839,500 shares of Akorn Common Stock and does not share voting power or dispositive power over any other shares of Akorn Common Stock. John N. Kapoor has sole voting and dispositive power over 4,387,938 shares of Akorn Common Stock (comprised of the shares of Akorn Common Stock held by the Trust, EJ VIII and EJ/Akorn and the Option Shares). Editha Kapoor, as trustee of the Childrens' Trusts, has sole voting and dispositive power over 63,600 shares of Akorn Common Stock representing the shares held in the Childrens' Trusts. EJ VIII, acting through its managing general partner, has sole voting and dispositive power over 2,000,000 shares of Akorn Common Stock and does not share voting or dispositive power over any other shares of Akorn Common Stock. EJ/Akorn, acting through its managing general partner, has sole voting and dispositive power over 1,395,000 shares of Akorn Common Stock and does not share voting or dispositive power over any other shar4es of Akorn Common Stock.

               (c) On October 18,2000, the Trust acquired 10,000 shares of Akorn Common Stock at a price of $3.9894 per share in an open market purchase and Dr. Kapoor exercised options for 5,000 shares at a price of $2.75 per share. Except for the foregoing transactions, and as set forth above, the Reporting Persons do not beneficially own any shares of Akorn Common Stock and have effected no transactions in shares of Akorn Common Stock during the preceding 60 days.

               (d)  Inapplicable.

               (e)  Inapplicable.


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 9 of 9 PAGES
          ------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ John N. Kapoor
December 22, 2000                           -----------------------------------
                                            John N. Kapoor

December 22, 2000                           /s/ Editha Kapoor
                                            -----------------------------------
                                            Editha Kapoor

                                       John N. Kapoor Trust
                                       dtd 9/20/89

December 22, 2000                      By:  /s/ John N. Kapoor, Trustee
                                            ----------------------------------
                                            John N. Kapoor as Trustee


                                       EJ FINANCIAL INVESTMENTS VIII, L.P.


December 22, 2000                      By: /s/ John N. Kapoor
                                       ----------------------------------------
                                       John N. Kapoor, Managing
                                       General Partner


                                       EJ FINANCIAL/AKORN MANAGEMENT, L.P.


December 22, 2000                      By: /s/ John N. Kapoor
                                       ----------------------------------------
                                       John N. Kapoor, Managing
                                       General Partner




183705.1






--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.